Joe Allen · 3rd

Co-Founder at Splitsy

Kansas City Metropolitan Area · 16 connections · **Contact info**

 **Splitsy**

 **University of Missou**
Kansas City

Experience


Co-Founder
Splitsy
Oct 2019 – Present · 1 yr 4 mos


Server
Shadow Glen Golf Club · Part-time
Sep 2017 – Present · 3 yrs 5 mos
Olathe, Kansas


Planning Intern
City of Olathe
Feb 2020 – Mar 2020 · 2 mos

Education


University of Missouri-Kansas City
Bachelor of Arts - BA, Urban Planning & Design
2017 – 2021



Oakville Sr. High School

Skills & endorsements

ArcGIS Products

Adobe Creative Suite

SketchUp

Show more ⌄

Interests



Splitsy
30 followers



Oakville Sr. High School
314 followers



Shadow Glen Golf Club
967 followers



LinkedIn Guide to Networking
16,050,119 followers